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                                                          Exhibit 12(a)(11)



Investor Contact: 781-622-1111
Media Contact:    781-622-1252


             THERMO INSTRUMENT SYSTEMS COMMENCES CASH TENDER OFFER
                              FOR ONIX SYSTEMS


WALTHAM, Mass., March 13, 2000 - Thermo Instrument Systems Inc. (ASE-THI), a Thermo Electron company, announced today that it has commenced its previously announced cash tender offer of $9.00 per share for any and all outstanding shares of its ONIX Systems Inc. subsidiary. The offer and withdrawal rights will expire at midnight on Friday, April 7, 2000, unless the offer is extended. The tender offer is part of a major reorganization plan under which Thermo Instrument's parent company, Thermo Electron Corporation (NYSE-TMO), will spin in, spin off, and sell various businesses to focus solely on its core measurement and detection instruments business.

     The complete terms and conditions of the offer are set forth in the offer to purchase, letter of transmittal, and other related materials being filed today with the Securities and Exchange Commission (SEC). Copies of the offer and transmittal letter are being distributed to ONIX Systems shareholders.

     The goal of the tender offer is to bring Thermo Instrument's and Thermo Electron's combined equity ownership in ONIX Systems to at least 90 percent. If Thermo Instrument and Thermo Electron achieve this 90-percent-ownership level, ONIX Systems would then be spun into Thermo Instrument through a "short-form" merger at the same cash price as the tender offer. Thermo Instrument expects to complete the spin-in of ONIX Systems in the second quarter of 2000.

     The tender offer and proposed subsequent short-form merger require SEC clearance of necessary filings. The short-form merger would not require ONIX Systems board or shareholder approval.

     Thermo Instrument Systems Inc. is a leading provider of analytical instruments used to identify complex chemical compounds, toxic metals, and other elements in a broad range of liquids and solids. The company also developments and manufactures instruments used to monitor radioactivity and air pollution; life science instruments and consumables; and imaging, inspection, measurement, and control instruments for various industrial processes. Thermo Instrument Systems is a public subsidiary of Thermo Electron Corporation. More information is available on the Internet at http://www.thermo.com/subsid/thil.html.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-looking Statements" in Exhibit 13 to the company's annual report on Form 10-K for the year ended January 2, 1999. These include risks and uncertainties relating to: the company's acquisition and spinout strategies, competition and technological change, intellectual property rights and litigation, dependence on certain key industries and international operations, possible changes in governmental regulations, capital spending and government funding policies.

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